September 3, 2024

Anthony Lombardo
Chief Financial Officer
Mountain Top Properties, Inc.
7325 Oswego Road
Liverpool, NY 13090

       Re: Mountain Top Properties, Inc.
           Form 10-K for year ended December 31, 2023
           Filed April 1, 2024
           File No. 000-56298
Dear Anthony Lombardo:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Item 9A. Controls and Procedures, page 17

1. We continue to note your lack of disclosure around your conclusion on the effectiveness of your internal controls over financial reporting ("ICFR") pursuant to
Item 308(a)(3) of
       Regulation S-K. Similar to our comment from our letter dated June 7, 2023, please amend your filing to provide your conclusion on the effectiveness of your ICFR as of December
       31, 2023. Note this is in addition to the requirement to provide a conclusion regarding disclosure controls and procedures required by Item 307 of Regulation
S-K.
Report of Independent Registered Public Accounting Firm, page F-1

2. Please provide an audit report that is signed by your auditor. Refer to Rule 2-02(a) of
       Regulation S-X.
General

3. We note the Form 12b-25 filed on August 14, 2024. The extension granted by this form has now passed. Please file Form 10-Q for the quarter ended June 30, 2024.
 September 3, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction